Supplement dated January 24, 2020
to the Prospectuses and Statements of Additional Information for

Consultant Solutions (Classic, Plus, Elite, Select) (Dated April 29, 2019)
Consultant I (Dated April 29, 2019)
LBL Advantage (Dated May 1, 2004)
Consultant II (Dated May 1, 2004)
Premier Planner (Dated May 1, 2004)
Investor’s Select (Dated May 1, 2007)

Issued by

Lincoln Benefit Life Company
Lincoln Benefit Life Variable Annuity Account

This supplement updates certain information contained in the prospectus, statement of additional information, and supplement dated August 22, 2019, for each of the variable annuity contracts listed above (each a “Contract”). Please read this supplement carefully and keep it for future reference. No other action is required of you.

On December 31, 2019, Guaranty Income Life Insurance Company (“GILICO”), an Iowa-domiciled insurance company, completed the indirect acquisition (the “Transaction”) of Lincoln Benefit Life Company (“Lincoln Benefit” or the “Company”). After giving effect to the Transaction, the Company is a wholly owned subsidiary of LBL HoldCo II, Inc., a Delaware corporation (“HoldCo”), which is a wholly owned subsidiary of LBL HoldCo, Inc., a Delaware corporation (“HoldCo Parent”), and HoldCo Parent is a wholly owned subsidiary of GILICO.

The change in ownership of Lincoln Benefit is reflected throughout the prospectus, in particular in Item 11(a); Item 1 “General”; and Item 11(m).

The terms and provisions of your Contract have not changed as a result of the Transaction, and Lincoln Benefit will continue to honor all of its obligations under your Contract. The Transaction will not change the fact that Lincoln Benefit is the named insurer under your Contract.

The following replaces the “Item 11(k) Directors and Executive Officers” section of your prospectus:

The biographies of each of the directors and executive officers as of December 31, 2019 are included below.

Dhiren Jhaveri, 45, has been Executive Chairman of the board of directors of the Company since December 31, 2019. Dhiren has been the founder and Chief Executive Officer of Kuvare US Holdings, Inc. (“Kuvare”), the direct parent of GILICO, since 2014, and is the Executive Chairman of the boards of directors of GILICO and United Life Insurance Company (“United Life”), an Iowa-domiciled insurance company and wholly owned subsidiary of Kuvare. In addition, he serves as the President and Chief Executive Officer of Kuvare Insurance Services LP, a Delaware limited partnership (“KIS”). Before founding Kuvare, Dhiren was a member of the executive committee of Sammons Financial Group, where he led corporate development and investment risk. Previously, he worked at McKinsey & Co. and Barclays. Dhiren is actively involved on various committees for the American Council of Life Insurers (“ACLI”) and is a designee of the LIMRA Life Insurance Fellows (“LLIF”).

Carlos Sierra, 52, has been President and a director of the Company since December 31, 2019, and the Chief Operating Officer of Kuvare since 2016, where he leads overall operational strategy. He is a director of GILICO and of United Life. With over 30 years of operations experience, Carlos previously worked as a consultant for insurance companies and served as COO for the Americas at Aon Risk and Global COO for Combined Insurance where he led global operations, including Front Office (sales model; multichannel sales), Back Office (contact centers; order entry; claims; field operations) and Technology (Application Development and Infrastructure). Previously, Carlos worked at McKinsey & Co where he served clients in the Financial Institutions Group and at FMC where he led Manufacturing Planning and Latin American Operations. Carlos earned engineering and master’s degrees with honors from ITESM, Ohio State and Stanford.

Bradley Rosenblatt, 45, has been a director of the Company since December 31, 2019, and Chief Revenue Officer of Kuvare since 2017, where he leads revenue and growth strategy. In addition, Brad is President and a director of United Life, and a director of GILICO. Brad has over 20 years of experience in sales, marketing and strategy. Prior to joining Kuvare, Brad served as Chief Distribution Officer for Sammons Financial Group leading the company’s growth strategy in new life insurance markets. While at Sammons Financial Group, Brad also led the company’s strategy and corporate development function and held various sales and marketing leadership roles. Previously, he worked at McKinsey & Co. in the insurance practice, serving life, property/casualty and health insurance carriers. Brad holds an MBA from Michigan Ross School of Business and a Bachelor of Arts in Economics from Northwestern University.

Joseph Wieser, 54, has been a director of the Company since December 31, 2019, and President and a director of GILICO since 2018. Joe has more than 30 years of leadership, strategy, operational and sales/marketing experience in the annuity, life and health insurance industry. He most recently served as Business Development Director for Anthem Blue Cross Blue Shield in Denver, Colorado and, prior to that, served five years as a Senior Executive with Dearborn National serving in the role as President of Colorado Bankers Life Insurance Company. During his career, he has held leadership roles overseeing all insurance company functions. Previously, his executive experience includes working at MassMutual, Dearborn National, Colorado Bankers, Starmount Life and Anthem Blue Cross Blue Shield. Joe is a graduate of Metropolitan State University in Denver and holds his Chartered Life Underwriter, Chartered Financial Consultant and Fellow, Life Management Institute professional designations.

Burke Harr, 48, has been a director of the Company since December 31, 2019. Burke served as a Nebraska state senator from 2011 to 2019 and has been an Of Counsel attorney at Houghton Bradford Whitted PC, LLO since 2011. Burke is a graduate of the University of St. Thomas and the Notre Dame Law School.

David Goldberg, 51, has been Secretary of the Company since December 31, 2019, and General Counsel and Secretary of Kuvare since 2017, where he directs the legal, regulatory and corporate governance functions for the Kuvare businesses. He provides more than 20 years of broad commercial law and senior executive experience, having started his legal career in 1993 at the Sidley & Austin firm in Chicago. David has served in numerous corporate General Counsel roles, including insurance sector roles at Coregis Insurance, a specialty property and casualty company, as well as life and health companies Combined Insurance (and its worldwide affiliates) and Sterling Life Insurance Company. Most recently he served as an Illinois Assistant Attorney General and General Counsel to the Illinois State Toll Highway Authority. David is a graduate of the University of Michigan and Washington University School of Law.

Joseph Rafson, 57, has been Vice President and Appointed Actuary of the Company since 2014. Previously, Joe held various positions at KPMG LLP and at Allstate Life Insurance Company. Joe holds a Bachelor of Arts in mathematics from Brown University, and is a Chartered Financial Analyst, Fellow of the Society of Actuaries and Member of the American Academy of Actuaries.

Forozan Nasery, 43, was appointed Chief Financial Officer and Treasurer of LBL HoldCo, Inc. and LBL HoldCo II, Inc. in November 2018. She served as Vice President and Controller of Lincoln Benefit since 2014. From 1998 through 2014, Forozan held various positions at PricewaterhouseCoopers LLP and the Public Company Accounting Oversight Board. Forozan is a Certified Public Accountant and a member of the American Institute of Certified Public Accountants.

The following replaces the “Director Compensation” provision under the “Item 11(l). Executive Compensation” section of your prospectus:

No director who is also an employee of Kuvare and/or GILICO receives any additional compensation for serving as a director of the Company. The Company’s other director, Burke Harr, will receive annual compensation for his board service beginning in 2020.

The following replaces the “Ownership of Certain Beneficial Owners” provision under the “Item 11(m) Security Ownership of Certain Beneficial Owners and Management Security” section of your prospectus:

The following table shows the number of Lincoln Benefit shares owned by any beneficial owner who owns more than five percent of any class of Lincoln Benefit’s voting securities as of
January 1, 2020.

Title of Class (a)	Name and Address of Beneficial Owner (b)	Amount and Nature of Beneficial Ownership (c)	Percent of Class (d)
Capital Stock	LBL HoldCo II, Inc. 5600 N. River Road, Suite 300 Rosemont, IL 60018	25,000	100%
N/A	LBL HoldCo, Inc. 5600 N. River Road, Suite 300 Rosemont, IL 60018	Indirect voting and investment power of shares owned by LBL HoldCo II, Inc.	N/A
N/A	Guaranty Income Life Insurance Company 118 Second Avenue SE Cedar Rapids, IA 52401	Indirect voting and investment power of shares owned by LBL HoldCo II, Inc.	N/A
N/A	Kuvare US Holdings, Inc. 55 West Monroe Street, Suite 1930 Chicago, IL 60603	Indirect voting and investment power of shares owned by LBL HoldCo II, Inc.	N/A
N/A	Kuvare UK Holdings Limited 5th Floor 6 St Andrew Street London, EC4A 3AE, United Kingdom	Indirect voting and investment power of shares owned by LBL HoldCo II, Inc.	N/A
N/A	Kuvare Holdings LP P.O. Box 309 Ugland House George Town Grand Cayman KY1-1104, Cayman Islands	Indirect voting and investment power of shares owned by LBL HoldCo II, Inc.	N/A
N/A	Kuvare GP Holdings LP P.O. Box 309 Ugland House George Town Grand Cayman KY1-1104, Cayman Islands	Indirect voting and investment power of shares owned by LBL HoldCo II, Inc.	N/A
N/A	Kuvare GP Holdings Ltd. P.O. Box 309 Ugland House George Town Grand Cayman KY1-1104, Cayman Islands	Indirect voting and investment power of shares owned by LBL HoldCo II, Inc.	N/A
N/A	Access Holdings GP LP c/o Access Holdings 2 East Read Street, Suite 300 Baltimore, MD 21202	Indirect voting and investment power of shares owned by LBL HoldCo II, Inc.	N/A
N/A	Access Holdings GP Company c/o Access Holdings 2 East Read Street, Suite 300 Baltimore, MD 21202	Indirect voting and investment power of shares owned by LBL HoldCo II, Inc.	N/A
N/A	ACP LI Holdings, LP c/o Altamont Capital Partners 400 Hamilton Ave, Suite 230 Palo Alto, CA 94301	Indirect voting and investment power of shares owned by LBL HoldCo II, Inc.	N/A
N/A	ACP LI Holdings GP Ltd. c/o Altamont Capital Partners 400 Hamilton Ave, Suite 230 Palo Alto, CA 94301	Indirect voting and investment power of shares owned by LBL HoldCo II, Inc.	N/A

The following replaces the “Security Ownership of Directors and Executive Officers” provision under the “Item 11(m) Security Ownership of Certain Beneficial Owners and Management Security” section of your prospectus:

The following table shows the number of shares of stock in Lincoln Benefit or its parents beneficially owned by each director and named executive officer of Lincoln Benefit individually, and by all executive officers and directors of Lincoln Benefit as a group as of January 1, 2020. Beneficial ownership for the purposes of the following table is determined in accordance with the rules and regulations of the SEC. These rules generally provide that a person is the beneficial owner of securities if such person has or shares the power to direct the voting thereof, or to dispose or direct the disposition thereof or has the right to acquire such powers within 60 days. The following share amounts are as of December 31, 2019. The address of each such director or officer is c/o Kuvare US Holdings, Inc., 55 W Monroe Street, Suite 1930, Chicago, Illinois, 60603.

Entity	Title of Class of Equity Securities	Number of Shares	Statement Concerning Beneficial Ownership
Lincoln Benefit, HoldCo, HoldCo Parent, GILICO, Kuvare, Kuvare UK Holdings Limited, Kuvare Holdings LP, Kuvare GP Holdings LP, Kuvare GP Holdings Ltd.	n/a	n/a
Lincoln Benefit is an indirect wholly owned subsidiary of Kuvare Holdings LP, which is controlled by its general partner, Kuvare GP Holdings LP. Kuvare GP Holdings LP is controlled by its general partner, Kuvare GP Holdings Ltd. Dhiren Jhaveri is the Chief Executive Officer and a director of Kuvare GP Holdings Ltd., and no officers or directors of the Company beneficially own any equity interests in Kuvare GP Holdings Ltd.

Kuvare Holdings LP	n/a	n/a	GBIS Holdings, LLC owns less than 1% of the equity interests of Kuvare Holdings LP.(1) Dhiren Jhaveri is the member of GBIS Holdings, LLC.
Kuvare GP Holdings LP	n/a	n/a	GBIS Holdings, LLC owns 1% of the equity interests of Kuvare GP Holdings LP.(1) Dhiren Jhaveri is the member of GBIS Holdings, LLC.

(1)	Calculated on an aggregate basis including all outstanding classes of limited partner interests.

The following supplements the “Transactions with Related Persons” provision under the “Item 11(n) Transactions with Related Persons, Promoters and Certain Control Persons” section of your prospectus:

On December 31, 2019, Lincoln Benefit entered into a Cost Sharing and Services Agreement with Kuvare and KIS whereby Kuvare and KIS have agreed to provide certain management and administrative services to Lincoln Benefit, including management, reinsurance, legal, audit, administration, financial planning and other services. Lincoln Benefit reimburses Kuvare and KIS at cost for services provided by Kuvare and KIS pursuant to this agreement.

On December 31, 2019, Lincoln Benefit entered into an Investment Management Agreement with KIS, whereby KIS has agreed to provide certain investment advisory and management services to Lincoln Benefit. Pursuant to this agreement, KIS will receive a gross fee of approximately 0.30% per annum on all investment assets of Lincoln Benefit managed under this agreement. Mr. Jhaveri, the chair of our board of directors, is the President and Chief Executive Officer and an indirect owner of KIS. In addition, affiliates of each of Access Holdings GP Company and ACP LI Holdings GP Ltd., each an indirect beneficial owner of greater than 5% of Lincoln Benefit’s voting securities, are indirect owners of KIS.

As a regulated insurance company, material transactions with related persons are subject to review and approval by Lincoln Benefit’s applicable insurance regulatory authority to confirm, among other things, that the terms of such transactions are fair and reasonable, that charges or fees for services performed are reasonable, and that expenses incurred and payment received is allocated to Lincoln Benefit in conformity with customary insurance accounting practices consistently applied. All agreements with related persons are also reviewed by Kuvare’s Office of the General Counsel to determine whether an actual conflict of interest exists with respect to such agreements. This process is documented in an internal procedure that captures the review and approval process of all intercompany agreements.

If you have any questions about this supplement, please contact your financial professional or our Variable Annuities Service Center at 800-457-7617. Representatives are available to assist you Monday through Friday between 7:30 a.m. and 5:00 p.m. Central time.